EXHIBIT 99.2

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                       CONDITION AND RESULTS OF OPERATIONS


THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH (1) OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND FOR THE THREE MONTHS THEN ENDED AND RELATED NOTES INCLUDED IN THIS REPORT AND (2) OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND RELATED NOTES FOR THE YEAR THEN ENDED AND (3) OUR REPORT OF FORM 6-K, FILED FEBRUARY 2, 2006. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL. DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP AS THEY RELATE TO OUR FINANCIAL STATEMENTS ARE DESCRIBED IN NOTE 6 TO OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND IN NOTE 20 TO OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.


                                              THREE MONTHS ENDED
                                                  MARCH 31,
                                            --------------------
                                             2006          2005
                                            ------        ------
STATEMENT OF OPERATIONS DATA:
Total revenues                               100.0%        100.0%
Cost of total revenues (1)                   170.8         264.2
                                            ------        ------
Gross loss                                   (70.8)       (164.2)
Research and development expenses, net         9.3          20.6
Marketing, general and administrative
expenses                                      14.8          19.5
                                            ------        ------
Operating loss                               (95.0)       (204.3)
Financing expense, net                       (32.1)        (35.3)
Other income, net                              1.5           0.8
                                            ------        ------
Loss                                        (125.6)%      (238.8)%
                                            ======        ======


THREE MONTHS ENDED MARCH 31, 2006 COMPARED TO THREE MONTHS ENDED MARCH 31, 2005


     REVENUES. Revenues for the three months ended March 31, 2006 increased by 54.7% to $35.9 million from $23.2 million for the three months ended March 31, 2005. This $12.7 million increase was mainly attributable to higher volume of wafer shipments.

     During the three months ended March 31, 2006, we had four significant customers who contributed between 11% and 18% to our revenues.

     COST OF TOTAL REVENUES. Cost of total revenues for the three months ended March 31, 2006 amounted to $61.3 million, compared with $61.2 million for the three months ended March 31, 2005. This similar cost of revenues despite the 54.7% increase in sales is attributed mainly to cost reductions and efficiency measures taken by the Company.

     GROSS LOSS. Gross loss for the three months ended March 31, 2006 was $25.4 million compared to a gross loss of $38.0 million for the three months ended March 31, 2005. The decrease in gross loss was mainly attributable to the increase in revenues and cost reductions and efficiency measures taken by the Company.

     RESEARCH AND DEVELOPMENT. Research and development expenses for the three months ended March 31, 2006 decreased to $3.4 million from $4.8 million for the three months ended March 31, 2005. The decrease was mainly attributable to cost reductions and efficiency measures taken by the Company. Research and development expenses are reflected net of participation grants received from the Israeli government ($0.4 million and $0.1 million, for the three months ended March 31, 2006 and 2005, respectively).

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the three months ended March 31, 2006 increased to $5.3 million from $4.5 million for the three months ended March 31, 2005, primarily due to increased activity.


----------

(1) Management's review of possible impairment charges for the periods presented, as required by Standard 15 of the Israeli Accounting Standards Board, was performed based on management's business plan, approved by the board of directors of the Company. The business plan is based, among other things, on future completion of the construction and equipping of Fab 2 to reach full capacity. Application of Standard 15 resulted in no impairment charges for the periods presented.

     OPERATING LOSS. Operating loss for the three months ended March 31, 2006 was $34.1 million, compared to $47.3 million for the three months ended March 31, 2005. The decrease in the operating loss is attributable mainly to the decrease in the gross loss.

     FINANCING EXPENSES, NET. Financing expenses, net for the three months ended March 31, 2006 were $11.5 million compared to financing expenses, net of $8.2 million for the three months ended March 31, 2005. This increase is mainly due to an increase of $2.6 million in connection with our Fab 2 credit facility agreement with our banks attributable mainly to an increase in LIBOR from an average of approximately 2.6% per annum for the three months ended March 31, 2005 to an average of approximately 4.5% per annum for the three months ended March 31, 2006 (under the current Facility Agreement, our long-term loans bear interest at a rate of LIBOR + 2.5% per annum).

     OTHER INCOME, NET. Other income, net, for the three months ended March 31, 2006 was $0.6 million compared to $0.2 million for the three months ended March 31, 2005.

     LOSS. Our loss for the three months ended March 31, 2006 was $45.1 million, compared to $55.3 million for the three months ended March 31, 2005. This decrease is primarily attributable to the decrease in the operating loss of $13.3 million offset by the increase in financing expenses of $3.3 million.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the three months ended March 31, 2006, the exchange rate of the dollar in relation to the NIS increased by 1.4%, and the Israeli Consumer Price Index, or CPI, increased by 0.6% (during the three months ended March 31, 2005 there was an increase of 1.2% in the exchange rate of the dollar in relation to the NIS and a decrease of 0.6% in the CPI).

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

     Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 2006, we had an aggregate of $32.7 million in cash, cash equivalents, and short-term interest-bearing deposits, of which $15.1 million was contractually restricted for Fab 2 use only. This compares to $52.1 million we had as of March 31, 2005 in cash, cash equivalents, and short-term interest-bearing deposits, of which $5.0 million was contractually restricted for Fab 2 use only and $12.6 million was contractually restricted for exclusive use in the Siliconix project. In addition, as of March 31, 2005, we had $5.1 million in long-term interest-bearing deposits which was contractually restricted for Fab 2 use only.

     During the three months ended March 31, 2006, we received $8.6 million from bank loans, $22.2 million in proceeds from the issuance of convertible debentures, net, $0.9 million from Investment Center grants and $0.6 million in proceeds from the sale and disposal of property and equipment. These liquidity resources partially financed our operating activities (net amount of $15.1 million), our investments made during the three months ended March 31, 2006, which aggregated to $16.9 million, mainly in connection with the construction, purchase and installation of equipment and other assets for Fab 2 and repayment of convertible debentures in the amount of $6.5 million.

     As of March 31, 2006, we had long-term loans in the amount of $526.7 million we obtained in connection with the establishment of Fab 2 (presented in the balance sheet net of $11.7 million deferred financing charges). As of such date, we had convertible debentures in the aggregate of $59.4 million, of which $5.7 million are presented as current maturities and $19.2 million are presented as equity component of the convertible debentures as part of the shareholders' equity.